PARAMOUNT SUPPLY INC.

40 Lielais prospekts – Ventspils, LV3601 Latvia

Telephone (702)843-0232

supplyparamount@gmail.com

April 21, 2015

Ms. Bridgette Lippmann

Ms. Hillary Daniels

United States Securities and Exchange Commission

Washington D.C.20549

Re:	Paramount Supply Inc. Registration Statement on Form S-1 Filed February 12, 2015 File No. 333-202052

Dear Ms. Lippman and Ms. Daniels,

Thank you for your review of our Registration Statement on Form S-1. We have amended the Registration Statement based upon your comments, or provided additional information, as follows:

General

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We have no written communications, as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary, page 1

2.	Please include a working telephone number for your principal executive offices. See Item 503(b) of Regulation S-K.

The telephone number was not working correctly so we have obtained a new number since the original filing; the amendment has been updated with the new telephone number.

Dilution, page 14

3.

Your disclosure indicates that your net tangible book value was $33 as of September 30, 2014. Please reconcile this amount to your balance sheet amounts as of September 30, 2014 as disclosed on page F-3 of the filing.

The financial statements have been updated through December 31, 2014 and the dilution section has been updated with those numbers in accordance with your comment regarding the tangible book value.

1

PARAMOUNT SUPPLY INC.

40 Lielais prospekts – Ventspils, LV3601 Latvia

Telephone (702)843-0232

supplyparamount@gmail.com

Description of Business, page 18

Our Products, page 20

4.

We note your statement that you “expect to ship” your products “to ports in the Los Angeles area.” However, on page 26 you state that the products will be shipped directly from the manufacturer to the buyer. Please clarify your methods of distributing your products. See Item 101(h)(4)(ii). We also note your risk factors regarding your reliance on your suppliers. If your supply contract is material, please file it as an exhibit. See Item 601(b)(10)(ii)(B) of Regulation S-K.

We have removed the language about the Port of Los Angeles as it is not applicable at this time with our small orders, in the future if our business grows, we may utilize our own shipping containers, but for now we will rely upon our manufacturers/suppliers shipping arrangements.

We have revised the disclosure both here and on page 26 to clarify the shipping options.

5.

Please describe the current market in which you sell your products and, if applicable, disclose your dependence on one or a few major customers. See Item 101(h)(4)(i) and (vi) of Regulation S-K. We also note your statements on pages 1 and 19 that you currently have orders to purchase some of your products. Please further explain the status of current orders and your expectations in this regard in the description of your plan of operation for the remainder of the fiscal year. See Item 101(a)(2)(iii) of Regulation S-K.

We have added the disclosure as requested.

Directors, Executive Officers, Promoters and Control Persons, page 29

6.

We note your disclosure on page F-10 that the company’s sole officer and director is involved in other business activities. Please describe Mr. Jansons’s business experience during the past five years, as required by Item 401(e)(1) of Regulation S-K.

We have added the disclosure.

Certain Relationships and Related Transactions, page 33

7.	Please state the names of your promoters and provide any additional information as required by Item 404(c) of Regulation S-K.

We have added disclosure identifying Mr. Jansons as the sole promoter of the company.

Financial Statements, page F-1

8.	Please note the financial statement updating requirements per Rule 8-08 of Regulation S-X.

The financial statements have been updated through December 31, 2014.

2

PARAMOUNT SUPPLY INC.

40 Lielais prospekts – Ventspils, LV3601 Latvia

Telephone (702)843-0232

supplyparamount@gmail.com

Report of Independent Registered Public Account Firm, page F-2

9.

The going concern paragraph of the audit report references your significant operating losses as discussed in Note 3. Note 3 does not appear to discuss any significant operating losses. Please either make arrangements with your auditors to revise the wording used in the going concern paragraph of their report or revise your disclosures in Note 3.

The auditor has provided us with a revised opinion letter.

Note 2: Significant Accounting Policies and Recent Accounting Pronouncements

Revenue Recognition, page F-8

10.

It appears that you allow your customers to return the products within 30 days for exchange or refund if defects in manufacturing are identified. Please expand your accounting policy for revenue recognition to describe how such right of return affects your revenue recognition and state whether all conditions under FASB ASC 605-15-25-1 were met when you recognized revenue from merchandise sales during the reporting period.

We have expanded the revenue recognition policy and disclosed why we believe that our revenue recognition is not materially affected by the right of return policy.

Note 8: Fixed Assets, page F-10

11.	Please expand your accounting policy to describe the method(s) you used in computing depreciation of your building/office as required by FASB ASC 360-10-50-1.

We have added the depreciation calculation to the Notes to the Financials and also disclosed the company recorded $175 in depreciation expense during the quarter ended December 31, 2014. As the asset was purchased in September 2014 and placed in service towards the end of the month, no depreciation was recorded for the year ended September 30, 2014.

Note 9: Income Taxes, page F-10

12.

Please expand your disclosure to provide the applicable information required by FASB ASC 740-10-50, paragraphs 50-2 through 50-7 and 50-12. Please also tell us how you determined no provision for income tax was necessary for the period ended September 30, 2014.

The notes to the financial statements have been revised to satisfy the requirements of ASC 740-10-50.

Exhibit 5.1

13.

We note that counsel states he is not a member of the Nevada bar. Please file a legal opinion that is not qualified as to jurisdiction. For guidance, see Staff Legal Bulletin No. 19 (CF), Section II.B.3.b.

Counsel has provided us with a corrected opinion letter.

3

PARAMOUNT SUPPLY INC.

40 Lielais prospekts – Ventspils, LV3601 Latvia

Telephone (702)843-0232

supplyparamount@gmail.com

The company further acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by

Sincerely,

/s/ Artis Jansons

Artis Jansons

Chief Executive Officer

4